CALENDAR OF CORPORATE EVENTS
Company Name	BRF S.A.
Head Office Address	Rua Jorge Tzachel, 475 – Bairro Fazenda, 88301-140 – Itajaí – SC
Website	www.brf-br.com/ri
Investor Relations Director	Fabio Mariano
E-mail: acoesri@brf.com
(11) 2322-5377

Newspapers in which the company releases its corporate actions	Valor Econômico – SP Diário Oficial do Estado – SC www.prnewswire.com.br http://www.valor.com.br/valor-ri

A.     MANDATORY SCHEDULING

Annual Financial Statements and Consolidated Financial Statements and Standardized Financial Statements – DFP, related to the period ended on December 31, 2024.
EVENT	DATE
Sending to B3	02/26/2025

Reference Form related to the period in course
EVENT	DATE
Sending to B3	05/30/2025

Quarterly Information – ITR – Portuguese
EVENT – Sending to B3	DATE
Related to 1st quarter 2025	05/15/2025
Related to 2nd quarter 2025	08/14/2025
Related to 3rd quarter 2025	11/13/2025

Annual and Extraordinary General Meeting Scheduled
EVENT	DATE
Sending of Call for Meeting to B3	03/06/2025
Sending of Proposal to B3	03/06/2025
Date of Annual and Extraordinary General Meeting (Sending of the main decisions of the Annual and Extraordinary General Meeting or minutes of Annual and Extraordinary General Meeting to B3)	04/10/2025

B.	OPTIONAL AGENDA

Conference Call
EVENT - Public meetings about Financial Statements and Quarterly Information	DATE
Conference Call 2024 Results*	02/27/2025
Conference Call 1Q25 Results*	05/16/2025
Conference Call 2Q25 Results*	08/15/2025
Conference Call 3Q25 Results*	11/14/2025

* Information regarding access will be informed further at https://ri.brf-global.com/en/